

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2015

Mail Stop 4720

Via E-mail
James H. Clayton
Vice Chairman and Chief Executive Officer
Planters Holding Company
212 Catchings Avenue
Indianola, MS 38751

> **Re:** **Planters Holding Company**
> **Draft Offering Statement on Form 1-A**
> **Submitted October 9, 2015**
> **CIK No. 0001654551**

Dear Mr. Clayton:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Part II – Information Required in Offering Circular

Material U.S. Federal Income Tax Consequences of the Merger, page 75

1.   Please provide a tax opinion as an exhibit to your filing that supports your disclosures. See CD&I 128.07 of the Securities Act Forms.

Unaudited Pro Forma Combined Condensed Financial Information, page 90

2.   Please provide pro forma income statements for the year ended December 31, 2014 and for the six month period ended June 30, 2015 in accordance with paragraph (b)(7)(iv) of Part F/S of Form 1-A and paragraph (b) of Rule 8-05 of Regulation S-X.

Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations, page 95

3.   Please add a discussion of the interim period's results for Planters Holding Company as required by Instruction 3 to Item 9(a) of Form 1-A.

Part F/S

4.   Please amend your filing to include interim financial statements for Planters Holding Company for the six months ended June 30, 2015 and the comparable period ended June 30, 2014. Refer to paragraphs (b)(3)(B) and (b)(4) of Part F/S of Form 1-A.

5.   Please include interim financial statements for the six months ended June, 30, 2015 of Covenant Financial Corporation. Refer to paragraph (b)(7)(iii) of Part F/S of Form 1-A.

        You may contact Michael Henderson at (202) 551-3364 or Stephanie Sullivan, Senior Assistant Chief Accountant at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3434 with any other questions.

                                        Sincerely,

                                        /s/ Michael Clampitt

                                        Michael Clampitt
                                        Senior Attorney
                                        Office of Financial Services